

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

T. Ronan Kennedy
Chief Executive Officer
cbdMD, Inc.
2101 Westinghouse Blvd.
Suite A
Charlotte, NC 28273

> **Re: cbdMD, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 22, 2026**
> **File No. 333-292869**

Dear T. Ronan Kennedy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brian Pearlman, Esq.